Mail Stop 3561


								September 30, 2005

Mr. Michael J. Chesser
Chief Executive Officer
Great Plains Energy Incorporated
1201 Walnut Street
Kansas City, Missouri  64106

		RE:	Great Plains Energy Incorporated
			Form 10-K for Fiscal Year Ended December 31, 2004 Form 10-Q for Fiscal Quarter Ended June 30, 2005 File No. 1-32206

			Kansas City Power & Light Company
			Form 10-K for Fiscal Year Ended December 31, 2004 Form 10-Q for Fiscal Quarter Ended June 30, 2005 File No. 1-707

Dear Mr. Chesser:

      We have reviewed your filings and have the following comments.
We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your disclosures in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

		Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.







Form 10-K for Fiscal Year Ended December 31, 2004

Note 4. Regulatory Matters, page 86

1. In future filings, please disclose the amounts of any of your regulatory assets that are not earning a rate of return at each balance sheet date. Refer to paragraph 20 of FAS 71.

Note 9. Pension Plans and Other Employee Benefits, page 90

2. Please provide us with a reconciliation of the amounts you say were recognized in the consolidated balance sheets as shown in
Note 9
to amounts reflected in your balance sheets.

Note 16. Asset Retirement Obligations, page 111

3. In future filings, please provide all of the disclosures required by FAS 115 for the investments held by your Nuclear
Decommissioning
Trust for the decommissioning of Wolf Creek at each balance sheet date. If you believe that such disclosures are not necessary, please tell us why.

Note 21. Derivative Financial Instruments, page 120

4. We note your disclosure on page 40 that Strategic Energy`s purchase power costs were reduced by excess retail supply sales of $265.2 million, $160.4 million and $126.4 million in 2004, 2003
and
2002, respectively. Please tell us how you measure hedge effectiveness for energy purchase contracts that were designated as cash flow hedges. Tell us whether your excess retail supply sales are related to anticipated sales that did not occur for which you had entered into power purchase contracts, and if so, how those sales factored into your determination of hedge effectiveness. Please explain in detail.

		As appropriate, please respond to these comments within
10
business days, or tell us when you will provide us with a response.
Please key your responses to our comments and provide any requested information. Detailed letters greatly facilitate our review.
Please
understand that we may have additional comments after reviewing your responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.



	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

		You may contact Sondra Snyder at (202) 551-3332, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3843 with any other questions.

								Sincerely,



								George F. Ohsiek, Jr.
								Branch Chief


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Mr. Michael J. Chesser
Great Plains Energy Incorporated
September 30, 2005
Page 1